# SWOPBLOCK
## *2022 Report*

# *Dear investors,*

A huge thank you to our investors who understand the key problem currently gripping the crypto market and who have long-felt the need for Swopblock's exchange solution. Our mission is to give the power of crypto back to the people. We want to extend Satoshi's original vision of a peer-to-peer electronic cash system by offering autonomous crypto trading between peers. We are committed to bring you SWOBL (Swopblock's medium of exchange) which empowers you to now own your trade: finally eliminating the middle-man.

### We need your help!

Wefunder supporters can continue to invest generously and engage frequently as we crowdfund for our 2023-2024 operating budget of $4.4mil on Wefunder. We hope investors will continue to stay involved as we develop Swopblock's software and make it available in beta form for supporters to download, give feedback, report bugs and suggest new features. Ultimately we'll need our investors to claim their crypto and help us test the world's first self-custodial crypto trading app.

*Sincerely,*

## Our Mission

Swopblock will become the standard for autonomous cross-blockchain exchange. We see developers understanding the Swopblock protocol potential and joining us in attempting to integrate all cryptos onto the Swopblock Network.

See our full profile

## How did we do this year?

*Report Card*

A+

## The Good

SWOBL genesis was surveyed and recorded and 785 certificates of 18,851,900 SWOBL were sent out to investors.

Patent application for Swopblock's exchange protocol was written, illustrated and was filed on December 27th.

Software simulation hosted for developer download, found key Swopblock team members, and updated Swopblock's white paper.

## The Bad

Raised only $592,595 of our $1.07mil crowdfunding goal.

A late 2023 crowdfunding start due to mismanaged expectations.

A marketing strategy restart fueled by breaking insights while researching current crypto market trends.

## 2022 At a Glance

January 1 to December 31



$$$$

**$0**
Revenue



**-$54,944**
Net Loss



IOU!

**$5,051**
Short Term Debt



**$592,595**
Raised in 2022



**$346**
Cash on Hand
As of 01/12/23

# We ♥ Our 948 Investors

## Thank You For Believing In Us

Craig J. Vom Lehn
Nathan Montez
La Monte Wayne Peters
Fred Angrand
Nelson Nathan
Andrew Cooper
Toby Gussman
John Eric Szabo
Christina Geas
Amit Banda
Jonathon Rice
James Stallins Jr.
Mike Nelson
Shane Hillard
Avinash Kustagi
Mark Perlmutter
Ace Irvinski
Inamulhaque Saboor
Kimberly Key Young
Andre Harrell
Mark Perlmutter
Dillon Simons
Avinash Kustagi
Keith Thompson
Glyn Kidd
Richard Myers
Benny M Koontz
Nobis Sol-Akubude
Matthew Hoke
Brian Dixon
Derick Mokgahla
Alireza Khadem-Ghaeini
Magnus Drake Proxtend
Jared Skinner
Steve Francis
Nicholas Gomez
Elith Williams-Holland
Paul Regalia
Jovan Denson
Tiru Mangalarapu
David Brown
Jyothish Nair
Aaron Joel Visage
Aaron Gregory
Jose Fresco Benaim
Ron Cousineau
Cory Lloyd
Jen P Bulanan
Jason Adams
Sai Kumar Yerubandi
Gary Charles Ventola
Eric W. Harding
David Weis
Tony Jones
Alfred Mbwembwe
Ozzy Akay
Gregory Billups
Hima Pradeepthi
Theresa Hurtado
Christopher Shier
Gary Prater
Todd Hahn
Nicolas Mejia
Edward Kelly Medlock
Janet Ritter
Edward D Lopez Jr
Frank Longo
Carol Balfe
Julie Rosselli
Robert M Jacoy
Ryan Nazario
Samuel Kho
Kevin K. Owney
Gabriel Ugalde
Danny Mathis
Jerry Cellilo
Stuart Schantz
Rhallete R Javier
La Monte Wayne Peters
Clark Killingsworth
Daniel Broadwater
Marques Mason
Shahid Insaf
Victor Lleras
Robin Garrett
Hatem Rowaihy
Inamulhaque Saboor
Lisa Seymour
Jean Aristide
Mirko Turrina
Antonio R Arrendell
Benny M Koontz
Benny M Koontz
Juan Edward WILLIAMS
Terence Gould II
Nicky Golbahar
Leisa Brayman-Connolly
Sylvester Hagan
Keith Thompson
Jeff Schwebke
John Eric Szabo
Chris Meyers
Sharath Shivaramaiah
Evan Kestenbaum
Ronald Cameron Kerr
Ramon Batista
Goldie Nwabue
Brandon L Young
Jaro Bucko
Adam P. Joses
Bill Ben Hackett
Naina Holsve
Mat 'Quickie' Tainow
Robby Ellis
Bradley Humble
Paul Kocharhook
Anil Patel
Joseph Mario Pyles
Eric W. Harding
Gary Charles Ventola
Ron Cousineau
Cory Lloyd
Jura Avizienis
Joe Lange
Jura Avizienis
David Weis
Paul Kocharhook
Joshua Crites
Phid Onwuzurike
Rafael Nyautshi
John Mburu
Jason Owen
Nikki WILLIAMS
Michael Jimenez
Ronald Hilde
Brandon Mann
Keith W LINDVIG
Craig Throne
Ignacio Garro
William Drevescraft
Teesha Du Bose And Vict...
Darlington Etumni
Julieta Salas
Raymond Okou
Prashanth Srikanthan
David Coppola
Ty Sharpe
Hamish Webb
Claudius Mbemba
Tim Ladehoff
Helen Cholewinski
Nicky Golbahar
Shane Hillard
Benny M Koontz
Brian Delrosario
Sadhasivaraj Nadarajan M...
Inamulhaque Saboor
Travis Shore
Paul Whitaker
Leonard Wong
Teresa McDonald
Nobis Sol-Akubude
Dillon Simons
Harry Lott
La Monte Wayne Peters
Kimberly Key Young
Ace Irvinski
Landa Weddle
John Eric Szabo
Marcel HIGGINS
Inamulhaque Saboor
Leisa Brayman-Connolly
David Olson
Inamulhaque Saboor
Martin Horansky
Badal Haider
Gary Charles Ventola
Chad H SILVERSTEIN
Kenneth Chittum
Stijn De Wijs
Beth Connaughty
Wilfrid Jean-francois
Angela Cornell
David Brown
Dennis McCarthy
Vincent L Schantz
Petros Charalambous
Erxc Vicks
Joe Lange
Heidi Hash
Reginald Dotson
Jim Esker
David Brown
Charles Bowie
Lindy Emm
Tia L A Brown
Joseph Mario Pyles
Gary Charles Ventola
David Weis
Anil Patel
John Goebel
Thomas Klauset Aurdal
William Martin
Timothy Dickens
Godwin Okoro
Daniel S. Friebis
Stephen C. Simms
Omorie Mckell
Carl Rodriguez
Carlos Wright
Hong Xie
Lawrence Copeland III
Melissa Chapman
Barbara Zurawski
Leonardo Prieto
Leonid Faybusovich
Jacob Tower
Hari Dahal
Hanh Tat My Nguyen
Debra Farber
Pasala Ravichandran
Ijeoma Nsaka
Tre Baker
Richard Myers
Glen DeWolf
Glyn Kidd
Dennis Ramos
A.K Smith-Ford
Alex Lebon
Chris and Chandra Frazer
Nurudeen Adekoya
Richard Dahan
Andre Harrell
Keith Thompson
Bobby Dean Robinson
Landa Weddle
Richard Myers
Chris and Chandra Frazer
Vegan Investing Club
David Macario
Teresa McDonald
Harry Lott
Mark Wright
Benny M Koontz
Inamulhaque Saboor
Van Lal REM
Mark Wright
Pete Rosskamm
Steve Hilde
Bernie Dulos
Shelly Shermer
Brandon L Young
Antony Muitungu
Anothai Polo
Angie Miles
George James
Duke Duncan
Kevin Krueger
Aaron Samuel
Theodore Shionis
Joshua Bailey
Jessica Denean Anderson
Jen P Bulanan
Jorinda Vide
Tray Phillips
David Brown
Brandon L Young
Reginald Dotson
Jim Esker
Ali Abdulla Rashed Aldha...
David Weis
David Weis
Bill Ben Hackett
Arul Thiyagarajan Sarava...
Todd Hahn
Dusty Hass
Ksk Np
Valentin Oson III
Alexander Gorinshteyn
Aissatou DIAGNE
Mary A. Hernandez
Harlow Beebe Jr
Nathan Erdmann
Daniel SCHWEBKE
Walter Scott
Andrew Spears
Rebecca Urciuolo
Mike Mathioudakis
Garvin Moreau
Fernando Fernandez
Chetanya Jain
Wai Peng MAK
Van Lal REM
Mark Wright
Chris McClelland
Rickey Brookins
Mike Diaz
Janelle Cooper
Sean Brandel
Susan Zapater
Yaseen Buholaigah
Erben REYES
Karen K Sikes
Chris and Chandra Frazer
Glyn Kidd
Mark Wright
Vegan Investing Club
Jordan Ingebrigtsen
Silviya Tzvetanova Hristova
Beverly Paladinetti
Jordan Ingebrigtsen
Zhamese Mead
Jean Aristide
Andrae Washington
Richard Myers
Inamulhaque Saboor
Kimberly Key Young
Keith Thompson
Richard Myers
Stuart Schantz
Eric W. Harding
Vincent Yam
Joan Kruckenberg
Taylor Flores
Jerrile Gordon
Christine Tuller
Melvin Callender
Joe Lange
Vittorio P. Antonacci
Muri JP
Roa Juan
Deanna Lamb
Stacy Stubblefield
Tony Jones
Brandon L Young
Ali Abdulla Rashed Aldha...
Jura Avizienis
Jura Avizienis
David Brown
Tray Phillips
Jessica Denean Anderson
Jorinda Vide
David Weis
David Weis
Paul Regalia
Tuan Anh Bui
Robert Lambert
Gregory Byrd
Pankaj Jangid
Russell Walter Thompson
Christopher Corrao
Steven L Catbagan
Aissatou DIAGNE
Kara Fisher
Max KIEJDAN
Patrick Lynch
Ryan Easter
William Buehler
Patrick Enweronye
Paul Benson
James Barnett
Jeff Hodges
Ryan Cook
Shatika Jean-Louis
Gordon MCCORMACK
Jeff Schwebke
Thomas Joseph Hampton
Stanley Saintelus
Na Shawn Guevara
William Chou
Walter Fyler
Michael Moore
Jean Aristide
Lyonel Michel
Anthony A Cook
Nicola Lupis
Jerry Cindy Noraj
Andrae Washington
Zhamese Mead
John Eric Szabo
Leisa Brayman-Connolly
Nicky Golbahar
Terence Gould II
Bobby Dean Robinson
Lisa Seymour
Margaret Brown
Leonard Wong
Mirko Turrina
Antonio R Arrendell
Ace Irvinski
Kimberly Key Young
Debra Farber
Mirko Turrina
Hervé T. Fonkou
Jeff Hilde
Paul Dawidowicz
Ben McDonald
Peter Lee Geffrard
David Skinner
Brian Paz
Constance OBryant
Ralph Jacoy
Dayo Awosika-Olumo
Mk Mano
Jason G Croft
Rob Meilahn
Mark Polansky
Tia L A Brown
Gregory Jones
Jason Adams
Sai Kumar Yerubandi
Aaron Gregory
Eric W. Harding
Mustafa Jawad
Anil Patel
Ron Cousineau
David Weis
Jerrile Gordon
Lucas Lee
Christopher Helfers
Mercedes Gadea Lopez
Michael J. Moriarty
Hira Vishwakarma
Russell Walter Thompson
Rama Krishna Kesara
Stephen C. Simms
Jason Rigby
Richard J Patrissi
Keith Bennett
John M Straub
Jose A Jimenez
Rudy Santos
Christian Ergueta
Janet Meyers
Joe Sanders
Sushanth Nayak
Christian Davenport
Kevin Pothoven
Joseph Oseghale
Mahmood AlQuaiti
Jean Guerrier
Christopher Damitio
James Cowan
Neryk Davydov
Justin Entrekin
Cody Heisinger
Gunwant S Dhaliwal
Maurice Hayles
Matthew Bryant
Victor Lleras
Dennis Ramos
Marcel HIGGINS
Juan Edward WILLIAMS
Sylvester Hagan
Margaret Brown
David Macario
Dennis Ramos
Beverly Paladinetti
Silviya Tzvetanova Hristova
Nobis Sol-Akubude
Anthony A Cook
Shane Hillard
Nicky Golbahar
Benny M Koontz
Eliomer Laureano
Milena Jozic
Matt Graff
Mike Houston
Baron Huntington
Anil Sunny
Hector Abonce
Roderick Herron
Sean OBrien
Jason G Croft
Jim Esker
Kallie Vanderboom Hartm...
Junie Carattini
Norman Patterson
Loc Dao
Junyi Lee
Khalif Issack
Mustafa Jawad
Lindy Emm
Charles Bowie
Heidi Hash
Gregory Jones
Khalif Issack
Jose Fresco Benaim
Charles Bowie
David Weis
Alscott Shirley
Glen VanderKloot
Dibakar Ghosh
William Van Sant
Derrik Oates
Seiichi Mano
Tyler Sandy
Ding Zhang
Michael Jimenez
Graham Dorman Townson
Brandon Hilde
Alice Lau
Jordan Finelli
Raymond Grant Diggins
John Garvey
Mark A Herzfeld
Bankole Segun Dele
Rami Taha
Joel Garcia
Patricia Muldoon
Konstantins Logviss

| | | | | | | |
|---|---|---|---|---|---|---|
| Justin Cody Edkins | Wanda Susan Slagle | Peter Southworth | Adam Biegeleisen | Michael Dorra | Dan TRAN | William Long |
| Paul Camp | Brandon Mann | Rakesh B SASVIHALLI | Christina K Sargent | James Hartsell | Aaron Pasco | Claudia Dannelly |
| David Churchill | Joseph Gundling | Michael Lee | John Cronin | Muhammad Iqbal | Maria Nicolaou | Scott Grossman |
| Christopher Miller | Glenn CAMACHO | Shawn Dockstader | Amrik S Mann | Jerald Stewart | Frank Peart | Richard Barone |
| Nalini Durgana | Stephen R. Vickers | Jim Graham | Jeff Schwartz | Ted QUIROZ | Alis Dau | Randy Hamilton |
| Wilfred Cabahug | Tom Mazza | Steven Wagstaff | Clinton Justesen | Knut Bekk | Patrick Jenne | Justin Dunn |
| Jay Jewell | Tracy KARVALA | Amber Moeller | Jonathan Otten | Ron Motz | Irene M Schwartz | Andrew Codamo |
| Richard Bjelland | Ramneet K. Mann | Robert Henry GOODMAN | Patricia Perlman | Doris Couture | Madhukar Chintalapudi | David Elias |
| Jerry Irwin | Alexandra Huebner | Peter Greco | Nicolas HA | Orazio Ippolito | Lenrico Williams | Dallas Allen |
| Brian Kester | Yogendre Kumar Patel | Javier Cortina Obregon | Fred Leavitt | Ron Myers | Melvin Harrison | Jeneen Sweet |
| Daniel Johnsen | Suchai Gumtrontip | Helena Skerman | Keith Martin Stiger | Vijayakumar Aluru | Warren K. Lowder | Tammy Arfaoui |
| Alan Serikawa | Bert Budde | Corey Pletz | Thomas Goletz | George Leong | Michael FLAX | Zahed Hossain |
| William J Boorman II | Mary L BRACE | John Ramos | Marc Wüerttemberger | David Chagnon | Amy Hucke | Ronald Thames |
| Ubol Bailey | Richard Campbell | James Driggers | Troy Basnett | IRA Horwitz | Ivan A Campbell | Dan Richter |
| Michael DeLaMater | Rafael Fernández | Jeff Henderson | Kenneth Vallie | Rajasekhar Yakkali | Thomas Hart | Michael Clancy |
| Amit Shankar Kaul | Jeffrey Morgan | Abelardo Garcia Jr. | Laud Duncan | Ricardo Rodriguez | Khamor Johnson-Bey | Gina F |
| Joe Standley | Jackie Reed | Carl Rodriguez | Thaddeus Onwuka | Kenneth George Skinner | Steve Barnett | Christophe Martins |
| Ebenezer Joseph | Nicholas Pokora | Rodney Ellars | Dena Levenson | Joy Elliott | Alejandro Estevez | Joshua Ghermezian |
| Ashutosh Aman | Frank Borghstijn | Mohan Rangan | Nicasio Rios | Ron Lemberger | Tonia Willekes | Jeffrey McCanch |
| Alfredo Pastor | Baliram Patiram | Genevieve Denzer | Paul Christiano | Peter Lac | Jeff Sendbo | Marlowe Bentley |
| Adetola Oshi | Michael P Noyes | Amandeep Singh | Blaine Cram | Glen Zimmerman | Tom Brooks | Paulinus Esomonu |
| Rorie Terhune | Anthony Catalina | Gerald Pitts | Matthew A. Haverkamp | Percibal Ballon | Jonathan Glasser | Craig W Odom |
| Timothy Foley | Jeff Manternach | Joseph Wayne Hutton | Suzette McCurtis | Joe Richards | Wanda Susan Slagle | Richard Martin |
| Sean Chiew | Benjamin Espere | Noel Palisoc | Naresh Neupane | Ramu Chandran | Duane Mentore | Leartes Randolf Bryant |
| David Martinelli | Cristóbal Pérez-Cotapos | Seattle Pietz-Jones | Matthew Lee Faught | Vishal Arya | Sean McCann | Matthew Molter |
| Russell Nesbitt | Ryan Cleaveland | Waqar Rizvi | Kerrianne Dizon | Baikuntha Kafle | Debbie Pryse | Jeffery Muller |
| Abelardo Garcia Jr. | Tak Yeung | Early investor | Joel Granado | Randall Andronica | Brandon Olson | Roni Shah Mustapha |
| Bill Connolly | James Li | Blagovest Nachev | Ramesh Sreeramoju | Robert Henry GOODMAN | Sherry Everett | Zain Ul Abedin Khan |
| Cecil Runyon | Jessica Shinn | Theodate Hong | Jeremy Lui | Clifford Muscat | Will HIERHOLZER | Allen D Jones |
| Joe Hertz | Jenny R Avery | Shailesh Mande | Abdulla Alzaabi | Baikuntha Kafle | William Van Opstal | Howard Jeffery |
| Tiffany Nakano | Connor Green | Tina Sytsma | Michael Gordon | Jervis Osei Kwame KESSIE | Daniel Haden | David Yearwood |
| Jordan Lamarre-Wan | Cliff Childs | Akah Nnani Ezediaro | Fritz Allard | Rami Taha | Sumanjeet Sodhi | Martin Benedikt BRUECK... |
| Tien Nguyen | Jasmeeti Singh | Rayna Batavia | Vincent Philippone | Aleksandar Babic | Raveendran Subbiah | Sunil K Nair |
| Sokratis Theocharatos | Andrey Derevyanko | Terrance Lawson | Jeff Sendbo | Theresa Weik | Radha Parameshwarappa | Mike Santa Maria |
| Chuck Crabb | Jaspreeti MEHTA | Fatou Jagne | Masroor Khan | Georgina Hope | Elizabeth Philip | Dylan Peters |
| Robert Woodward | Renand Agenor | Choo Han Wei | Ryan J Hanna | Sachita Bhattrai | James Campbell | Tatiana Vishnevski |
| David Scheiffele | Sergio Sandoval | Jesus Reyes | Scott Hunter | Richard Reed | Abiola Arogbo | Julio Navarro |
| Brandon Mann | Carl Rodriguez | Geogy Philip | Brian H Knapp | Max Jones | Steven Brevett | William Buehler |
| Kylie B | Paul Austin | Michael Tallitsch | Ray Wagner | Mark Thomas | Robert Johnson | Christopher Hanson |
| Patrinjei Robert | Benjamin Gallegos | Kraig Olson | Jon Hilde | Steven Angus | DOTTY HUDSON | Kirt Hampton |
| Paresh G Vallabh | Charles Dillion Jr | Carl Rodriguez | Adam Reynolds | Kishore Anjaneyulu | Early investor | David Posocco |
| Marsha Modery | Danny Lee | Eric Brandt | John Fernstrum | Edward Kelly Medlock | Eugene Mc Elroy | Anthony Lesoismier |
| Rewati Gautam | Keith Stoddard | Shon Morton | Glenn Hunter | Ricardo Rodriguez | Anita Andradies Limbrick | Timothy Foley |
| Robert Breedlove | John Jung | Dallas Allen | Farrad Conover | Freddie C Roberts | Leonid Fabusovich | Richard Campbell |
| Guenadi Jilevski | Terrell Richards | Konstantins Logviss | Esther Hilde | Mary Hilde | Eric Brandt | Eugene Mc Elroy |
| Brian H Knapp | Terrell Richards | Kraig Olson | Charles Dillion Jr | Benjamin Gallegos | Christopher Hanson | Michael Tallitsch |
| Max Jones | Rakesh B SASVIHALLI | James Campbell | Anita Andradies Limbrick | Steven Angus | Jesus Reyes | Dylan Peters |
| Keith Stoddard | Dallas Allen | Farrad Conover | Ricardo Rodriguez | Shon Morton | Paul Austin | Timothy Foley |
| Konstantins Logviss | Rewati Gautam | Julio Navarro | Harlow Beebe Jr | Scott Hunter | John Fernstrum | John Jung |
| Brandon Mann | Choo Han Wei | Kirt Hampton | Kyle Cox | Kishore Anjaneyulu | Robert Woodward | William Buehler |
| Kylie B | Robert Breedlove | Maria Nicolaou | Marsha Modery | Danny Lee | Mary Hilde | Elizabeth Philip |
| Richard Reed | Renand Agenor | Edward Kelly Medlock | Geogy Philip | Paresh G Vallabh | Patrinjei Robert | Freddie C Roberts |
| Leonid Fabusovich | Carl Rodriguez | Sergio Sandoval | Ryan J Hanna | Jaspreeti MEHTA | Fatou Jagne | Jon Hilde |
| Guenadi Jilevski | Carl Rodriguez | Steven Brevett | Early investor | Richard Campbell | Joseph Wayne Hutton | Abelardo Garcia Jr. |
| David Posocco | Sachita Bhattrai | Ray Wagner | Robert Johnson | Mark Thomas | Abiola Arogbo | Tatiana Vishnevski |
| DOTTY HUDSON | Esther Hilde | Masroor Khan | Anthony Lesoismier | Glenn Hunter | David Scheiffele | Adam Reynolds |
| Terrell Richards | Timothy Foley | Harlow Beebe Jr | John Jung | Kyle Cox | Robert Breedlove | Terrell Richards |
| Terrell Richards | Terrell Richards | Terrell Richards | Terrell Richards | Kyle Cox | Kyle Cox | Kyle Cox |
| Harlow Beebe Jr | Harlow Beebe Jr | Harlow Beebe Jr | Harlow Beebe Jr | Harlow Beebe Jr | Joseph Wayne Hutton | Keith Bennett |
| Waqar Rizvi | Leartes Randolf Bryant | Jonathan Leon | Rewati Gautam | Howard T Dealy | Eugene Mc Elroy | Suchai Gumtrontip |
| Tiffany Nakano | Akah Nnani Ezediaro | Guenadi Jilevski | Leonid Fabusovich | Robert Johnson | Lisa Beebe | Jim Graham |
| Nicolas Mejia | Jeffrey McCanch | Edward Kelly Medlock | Orazio Ippolito | Geogy Philip | Jenny Mae Greeno | Robert Knox |
| Gregory A BALL | Ghassan Shams | Jeneen Sweet | | | | |

# Thank You!

From the Swopblock Team



**Jeff Hilde**
CEO / Inventor & Founder



**Austin Hilde**
CCO / Communications

# Details

### The Board of Directors

| DIRECTOR | OCCUPATION | JOINED |
|---|---|---|
| Jeff Hilde | Engineer @ Swopblock | 2021 |
| Austin Hilde | Communications @ Swopblock | 2021 |

### Officers

| OFFICER | TITLE | JOINED |
|---|---|---|
| Jeff Hilde | Founder & Inventor | 2021 |
| Austin Hilde | Chief Creative Officer, Communications | 2021 |

### Voting Power

| HOLDER | SECURITIES HELD | VOTING POWER |
|---|---|---|
| Austin Hilde | Membership Interests | 50.0% |
| Jeff Hilde | Membership Interests | 50.0% |

### Past Equity Fundraises

| DATE | AMOUNT | SECURITY | EXEMPTION |
|---|---|---|---|
| 08/2022 | $592,595 | | 4(a)(6) |

*The use of proceeds is to fund general operations.*

### Outstanding Debts

None.

### Related Party Transactions

None.

### Capital Structure

| CLASS OF SECURITY | SECURITIES (OR AMOUNT) AUTHORIZED | SECURITIES (OR AMOUNT) OUTSTANDING | VOTING RIGHTS |
|---|---|---|---|

| | SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION |
|---|---|
| Warrants: | 0 |
| Options: | 0 |

### Risks

The company may be adversely affected by internet regulations that restrict or prohibit its business or customer communication activity.

Our future success depends on the efforts of a small development team. The loss of services of the members of the development team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining personnel we require to successfully code, build, test and deploy our software.

The company may face user community rejection and abandonment of our software due to many of different types of failures in software promotion, development, deployment and function.

The company may be adversely affected by a disrupted competitor using strategies that seek to void our efforts to promote, develop and deploy our software.

The company may be adversely affected by intellectual property that may exist that would restrict or prohibit some aspect of its business or customer activity.

The company may be adversely affected by app store restrictions that limit or prohibit customer access to the company software apps.

The company may be adversely affected by cryptographic regulations that restrict or prohibit its use of necessary software development tools and source code.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The company may be adversely affected by money transmitter regulations or other government regulations that restrict or prohibit its customer transaction activity.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

### Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have

acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

### Company

Swopblock LLC

- Pennsylvania Limited Liability Company
- Organized March 2021
- 2 employees

1684 Henrietta Mountain Rd
Martinsburg PA 16662

https://swopblock.org

### Business Description

Refer to the Swopblock profile.

### EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

### Compliance with Prior Annual Reports

Swopblock is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

### All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.